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                                                                    Exhibit (18)


May 12, 1999



Ms. Gail Deegan
Executive Vice President and
    Chief Financial Officer
Houghton Mifflin Company
222 Berkeley Street
Boston, MA 02116-3764

Dear Ms. Deegan:

Note 6 of the Notes to the unaudited consolidated condensed financial statements of Houghton Mifflin Company included in its Form 10-Q for the three months ended March 31, 1999 describes a change in the method of accounting for the amortization of book plate assets from a class of assets method to a specific identification method by which amortization will commence in the year of publication. This change is being made prospectively for book plate additions beginning in 1999. You have advised us that you believe that the change is to a preferable method in your circumstances because by commencing amortization of the book plate assets when publication first occurs it better matches the amortization expense with the related revenue and is consistent with the method used by other major publishers.

There are no authoritative criteria for determining a `preferable' book plate asset amortization method based on the particular circumstances; however, we conclude that the change in the method of accounting for book plate amortization is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any consolidated financial statements of the Company as of any date or for any period subsequent to December 31, 1998, and therefore we do not express any opinion on any consolidated financial statements of Houghton Mifflin Company subsequent to that date.


                                             Very truly yours,


                                             /s/   Ernst & Young LLP